                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                   FORM 11-K

                            -----------------------

                                 ANNUAL REPORT

                       Pursuant to Section 15 (d) of the
                        Securities Exchange Act of 1934

                  For the Fiscal Year Ended December 31, 1995

                         Commission File Number 1-6446

                            ------------------------

                                K N Energy, Inc.
                        Profit Sharing and Savings Plan

                                K N Energy, Inc.
                                P.O. Box 281304
                         Lakewood, Colorado 80228-8304

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                       PROFIT SHARING AND SAVINGS PLAN

                                       By:     /S/ William S. Garner
                                          --------------------------------
                                       Name:   William S. Garner
                                            ------------------------------
                                       Title:  Vice President
                                             -----------------------------
                                       Date:   June 28, 1996
                                            ------------------------------

                                K N ENERGY, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                                                           PAGE
                                                                           ----

Report of Independent Public Accountants                                    4

Consent of Independent Public Accountants                                   5

Statements of Financial Condition-
   December 31, 1995 and 1994                                               7

Statements of Income and Changes in Plan Equity
   for the Years Ended December 31, 1995, 1994
   and 1993                                                                 8

Notes to Financial Statements                                               9-14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator,
    K N Energy, Inc. Profit Sharing
    and Savings Plan:

We have audited the accompanying statements of financial condition of the K N ENERGY, INC. PROFIT SHARING AND SAVINGS PLAN (the "Plan"), as of December 31, 1995 and 1994, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1995. These financial statements and supplemental schedules referred to below are the responsibility of K N Energy, Inc. (the "Plan Administrator"). Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1995 and 1994, and the Plan income and changes in Plan equity for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Allocation of Plan Assets and Liabilities to Investment Programs, Allocation of Plan Income and Changes in Plan Equity to Investment Programs, Schedule of Plan Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for purposes of complying with Securities and Exchange Commission requirements and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                      /S/ ARTHUR ANDERSEN LLP



Denver, Colorado,
  June 21, 1996.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference of our report, included in this Form 11-K, into the Company's previously filed Registration Statement File No. 33-24934.


                                      /S/ ARTHUR ANDERSEN LLP



Denver, Colorado,
    June 28, 1996.

                               K N ENERGY, INC.

                       PROFIT SHARING AND SAVINGS PLAN




                                    INDEX


                                                                             Page(s)
                                                                             -------
FINANCIAL STATEMENTS:
    Statements of Financial Condition - December 31, 1995 and 1994              7

    Statements of Income and Changes in Plan Equity for the Years Ended
       December 31, 1995, 1994 and 1993                                         8

NOTES TO FINANCIAL STATEMENTS                                                  9-14

SUPPLEMENTAL SCHEDULES:
    Schedule I - Allocation of Plan Assets and Liabilities to Investment
       Programs - December 31, 1995 and 1994                                  15-16

    Schedule II - Allocation of Plan Income and Changes in Plan Equity to
       Investment Programs for the Years Ended December 31, 1995, 1994
       and 1993                                                               17-19

    Schedule III - Schedule of Plan Assets Held for Investment Purposes
       as of December 31, 1995                                                20

    Schedule IV - Schedule of Reportable Transactions for the Year Ended
       December 31, 1995                                                      21

                                K N ENERGY, INC.

                        PROFIT SHARING AND SAVINGS PLAN


         STATEMENTS OF FINANCIAL CONDITION--DECEMBER 31, 1995 AND 1994



                         ASSETS                          1995           1994
                         ------
                                                             (Schedule I)

INVESTMENTS, at market value (Notes 1 and 2):
     K N Energy, Inc. common stock                   $ 53,171,364   $ 45,902,256
     Voyager Fund                                      21,101,795     15,244,974
     Global Growth Fund                                 8,551,622      8,478,142
     Fund for Growth and Income                        14,194,547     11,226,637
     Income Fund                                        6,978,673      6,866,467
     U.S. Government Income Trust                      10,222,326     10,485,640
     Money Market Fund                                    697,360           --
     Participant loans                                  1,100,816        526,283
                                                     ------------   ------------
                                                      116,018,503     98,730,399

CASH                                                         --           20,954

RECEIVABLES:
     K N Energy, Inc. (Notes 1 and 2)                   5,062,761      2,324,070
     Interest and dividends                                64,910         60,323
                                                     ------------   ------------
               Total assets                          $121,146,174   $101,135,746
                                                     ============   ============

               LIABILITIES AND PLAN EQUITY
               ---------------------------

LIABILITIES                                          $       --     $       --

PLAN EQUITY                                           121,146,174    101,135,746
                                                     ------------   ------------
               Total liabilities and plan equity     $121,146,174   $101,135,746
                                                     ============   ============


                    The accompanying notes and schedules are
                      an integral part of these financial
                                  statements.

                                K N ENERGY, INC.

                        PROFIT SHARING AND SAVINGS PLAN


                STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993



                                                   1995             1994             1993
                                                               (Schedule II)

CONTRIBUTIONS (Notes 1 and 2):
     Employer                                 $   5,062,761    $   2,324,070    $   2,432,600
     Employee                                     3,717,443        2,246,065             --
                                              -------------    -------------    -------------
                                                  8,780,204        4,570,135        2,432,600
CASH SURRENDER VALUE OF LIFE
     INSURANCE (Note 1)                                --               --             26,964
                                              -------------    -------------    -------------
EARNINGS (LOSSES) FROM INVESTMENTS
     (Note 2):
        Net appreciation (depreciation) in
           market value of investments           20,670,351       (6,625,234)      10,329,677
        Interest                                     63,455          385,559        1,470,940
        Dividends                                 5,748,740        3,885,135        1,643,988
                                              -------------    -------------    -------------
               Total earnings (losses) from
                  investments                    26,482,546       (2,354,540)      13,444,605

DISTRIBUTIONS:
     Directly to participants                   (15,436,519)      (4,331,688)      (4,233,987)
     To insurance company for provision of
        benefits, net of policy dividends           (17,043)          (8,811)          12,881
     Administration fees                             (9,450)            --               --
                                              -------------    -------------    -------------
               Total distributions              (15,463,012)      (4,340,499)      (4,221,106)
                                              -------------    -------------    -------------
TRANSFERS FROM RELATED PLAN (Note 1)                210,690       21,725,256             --
                                              -------------    -------------    -------------
NET INCREASE IN PLAN EQUITY
     DURING THE YEAR                             20,010,428       19,600,352       11,683,063

PLAN EQUITY, beginning of year                  101,135,746       81,535,394       69,852,331
                                              -------------    -------------    -------------
PLAN EQUITY, end of year                      $ 121,146,174    $ 101,135,746    $  81,535,394
                                              =============    =============    =============

                    The accompanying notes and schedules are
                      an integral part of these financial
                                  statements.

                                K N ENERGY, INC.

                        PROFIT SHARING AND SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


(1)  DESCRIPTION OF THE PLAN

     General

     The Employees Retirement Fund Trust Profit Sharing Plan (the "Profit Sharing Plan") of K N Energy, Inc. (the "Company"), was established in 1945 for the benefit of eligible employees (as defined in the Profit Sharing Plan indenture). The Profit Sharing Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Profit Sharing Plan is the surviving plan of a merger effective July 1, 1994 of the 401(k) Retirement Savings Plan and Trust (the "401(k) Plan") into the Profit Sharing Plan. The surviving Profit Sharing Plan was amended and restated, including the name change to the Profit Sharing and Savings Plan (the "Plan"). The amounts from the 401(k) Plan resulting from the merger are reflected as Transfers from Related Plan in the accompanying 1994 Statement of Income and Changes in Plan Equity.

     Benefits under the Plan are not guaranteed by the Pension Benefit Guarantee Corporation. Reference should be made to the Plan agreement for a more complete description of the Plan's provisions.

     Contributions

     Effective July 1, 1994, participants may elect to make pretax contributions totaling from 1% to 15% of their annual compensation, limited by requirements of the Internal Revenue Code. Participants may discontinue their election to contribute at any time.

     For each Plan year, the Company, in total, pays employees directly and/or contributes to the Plan 10% of the total compensation (excluding bonuses) paid to eligible employees during that year, or 10% of the eligible net profit, as defined, of the Company for that year, whichever is less. The 1995, 1994 and 1993 contributions were based on eligible net income. The total Company contribution was $5,062,761, $2,324,070 and $2,432,600 in 1995, 1994 and 1993, respectively. Employees may elect to receive 50% of the contribution in cash. This amount is paid directly to participants and is not an asset of the Plan.

     Beginning with the Company contribution in 1990, 50% of each participant's portion of the annual Company contribution must be designated to the fund consisting of the Company's common stock, which was Fund K5 prior to 1994. Since 1994, the fund has been the K N Energy, Inc. Common Stock Fund. Participants are not allowed to transfer their investments until age 55.

     Under IRS regulations, annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined as employer contributions and employee contributions.

     Investment Programs

     Participants may initially designate, and may periodically redesignate, their allocated portion of the contribution in percentage increments divisible by five, to one or more of the eligible investment programs. New Plan participants may elect to transfer investments from other qualified plans into the Plan within a specified time following their date of hire.

     The investment programs of the Plan and the number of participants in each at December 31, 1995 and 1994 are briefly described as follows:

          K N ENERGY, INC. COMMON STOCK FUND--This investment program consists of shares of the Company's common stock. At December 31, 1995, 1,807 participants held 1,825,626 shares with a cost of $15,677,538 and a market value of $53,171,364. At December 31, 1994, 1,785 participants held 1,932,726 shares with a cost of $16,419,947 and a market value of $45,902,256.

          PUTNAM VOYAGER FUND--This program consists of investments in common stocks of small to medium-sized companies that is managed by Putnam Investment Management, Inc. At December 31, 1995, 1,334 participants held 1,383,725 shares with a cost of $17,015,802 and a market value of $21,101,795. At December 31, 1994, the investments had a cost of $15,872,323 and a market value of $15,244,974. There were 1,182 participants in the program who held 1,323,348 shares.

          PUTNAM GLOBAL GROWTH FUND--This program seeks capital appreciation by investing primarily in common stocks traded in security markets located in a number of foreign countries and in the United States. At December 31, 1995, 1,009 participants held 856,018 shares with a cost of $8,431,112 and a market value of $8,551,622. At December 31, 1994, the investments had a cost of $9,104,642 and a market value of $8,478,142. There were 919,538 shares held by 937 participants.

          PUTNAM FUND FOR GROWTH AND INCOME--This program seeks capital growth and current income by investing primarily in a portfolio of common stocks that offer the potential for capital growth, current income or both. At December 31, 1995, 1,112 participants held 876,748 shares with a cost of $12,333,755 and a market value of $14,194,547. At December 31, 1994, the investments had a cost of $12,238,400 and a market value of $11,226,637. There were 882,597 shares held by 1,017 participants.

          PUTNAM INCOME FUND--This program invests in a portfolio of debt securities, both government and corporate obligations, preferred stocks and dividend-paying common stocks. At December 31, 1995, 674 participants held 965,239 shares with a cost of $6,462,876 and a market value of $6,978,673. At December 31, 1994, the investments had a cost of $7,072,794 and a market value of $6,866,467. There were 655 participants in the program who held 1,061,278 shares.

          PUTNAM U.S. GOVERNMENT INCOME TRUST--This program invests in a portfolio of government obligations. At December 31, 1995, 913 participants held 775,006 shares with a cost of $9,734,774 and a market value of $10,222,326. At December 31, 1994, the investments had a cost of $10,800,350 and a market value of $10,485,640. There were 696 participants in the program who held 860,184 shares.

          PUTNAM MONEY MARKET--This program invests primarily in money market investments. At December 31, 1995, 16 participants held 697,360 shares with a cost and a market value of $697,360.

     The investment programs of the Plan for the year ended December 31, 1993, are briefly described as follows:

          FUND KN--This investment program consisted of shares of the Company's common stock.

          FUND K5--This investment program consisted of shares of the Company's common stock.

          FUND EQ--This program consisted of investment units in the Harris Trust and Savings Bank ("Harris") Index Fund, which is designed to track the Standard & Poor's 500 Stock Average ("S&P 500") and in the Harris Reserve Fund. The Index Fund consisted of investments in corporate common stocks selected by Harris from the S&P 500. The Index Fund did not include common stock of the Company.

          FUND BI--This program consisted of investments in an intermediate bond pool administered by Alliance Capital Management Corporation ("Alliance").

          FUND GI--This program consisted of investments in short-term U.S. Government Securities and was managed by the Ark Asset Management Company, Inc.


     On August 10, 1993, K N's Board of Directors declared a three-for-two common stock split which was distributed on October 4, 1993. All share amounts in Fund KN and Fund K5 have been restated to reflect the stock split.

     Prior to January 1, 1987, participants had the option of purchasing life insurance through the Plan. Thereafter, the segment of the Plan allowing for the purchase of a life insurance policy on the life of the participant was frozen so that no new policies could be written. Participants with policies at December 31, 1986, had the following options: 1) allow the policy to remain in force with a frozen face value and fixed premium payments, 2) elect to use the cash surrender value ("CSV") of the policy to purchase paid-up life insurance or 3) reinvest the CSV of the policy in another fund.

     The value of life insurance in force is not recorded in these financial statements.

     Benefits/Vesting

     Obligations for distributions to participants who terminated from the Plan prior to December 31, 1995 and 1994, but were not paid until subsequent to yearend are immaterial.

     Participants have fully vested and nonforfeitable interests in their accounts at all times. Employees hired after January 1, 1995 are subject to a four-year vesting provision (25% per year of service) for Company contributions. Contributions may be withdrawn, with the approval of the Advisory Committee, in the event of unusual expenses connected with illness or disability, in the event that the money is necessary for children's college expenses, or for the purchase of a primary residence, as defined in the Plan document. If not withdrawn earlier, a participant's account will be distributed in the event of termination of employment, death, or termination of the Plan. If a participant's account is less than $3,500, a lump-sum distribution will generally be made. If a participant's account is greater than $3,500, the participant's distribution options are: lump-sum distribution, monthly or yearly installments, or purchase of an annuity. Retirees may continue to leave their account in the Plan.

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination , participants will become 100 percent vested in their accounts.

     Effective September 1, 1994, participants may borrow from their deferral portion of their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested deferral account balance. The loans are subject to certain restrictions, as defined in the Plan document and applicable restrictions under the IRC.

(2)  SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting and Valuation

     The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. Investments are accounted for at yearend fair market values. Participant loans are valued at cost, which approximates fair market value. Unrealized appreciation (depreciation) is the difference between the fair value at the end of the current year and the cost of the investment, if acquired during the Plan year, or the fair value at the beginning of the Plan year. Therefore, the cost basis reflected in Note 1 represents revalued ERISA cost. The accompanying supplemental Schedule I reflects cost basis determined utilizing an original cost approach as required by ERISA.

     Other

     The Company's annual contribution is determined when annual net income and payroll amounts are known. The contribution is allocated to participants subsequent to yearend.

     The Company provides certain administrative and accounting services to the Plan at no cost and also pays the cost of certain outside services provided to the Plan. Such outside services paid by the Company were approximately $60,000 and $64,000 for 1995 and 1994, respectively.

     Benefits are recorded when paid.

     Reclassifications

     Certain 1994 and 1993 amounts have been reclassified to conform with the 1995 presentation.

(3)  FEDERAL INCOME TAXES

     The Plan is qualified under the Internal Revenue Code as exempt from Federal income taxes and the Plan received a favorable determination letter from the Internal Revenue Service (the "IRS") in 1986. The Plan was amended and restated effective July 1, 1994 and, accordingly, filed for a new determination letter on March 31, 1995. This request is currently pending with the IRS. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the administrator believes that the Plan was tax exempt as of the financial statement date.

     Employer contributions to the Plan and all earnings from Plan investments are not taxable to participants until a partial or complete distribution of such contributions or earnings is made.

(4)  PARTY-IN-INTEREST TRANSACTIONS

     Certain Plan investments are shares of K N Energy, Inc. common stock. The Plan had no reportable or prohibited party-in-interest transactions for the years ended December 31, 1995, 1994 and 1993.

                                                                      SCHEDULE I
                                                                     Page 1 of 2


                                K N ENERGY, INC.

                        PROFIT SHARING AND SAVINGS PLAN


        ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS

                               DECEMBER 31, 1995





                                                K N                                      The Putnam
                                            Energy, Inc.      Putnam        Putnam        Fund for        Putnam
                                            Common Stock      Voyager       Global       Growth and       Income
                                                Fund           Fund        Growth Fund     Income          Fund
                                            -------------  -------------  ------------  -------------  ------------
         ASSETS
         ------
INVESTMENTS, at market value
  (Notes 1 and 2):
    K N Energy, Inc. common stock             $53,171,364             $-            $-             $-            $-
    Voyager Fund                                        -     21,101,795             -              -             -
    Global Growth Fund                                  -              -     8,551,622              -             -
    Fund for Growth and Income                          -              -             -     14,194,547             -
    Income Fund                                         -              -             -              -     6,978,673
    U. S. Government Income Trust                       -              -             -              -             -
    Money Market Fund                                   -              -             -              -             -
    Participant loans                                   -              -             -              -             -
                                            -------------  -------------  ------------  -------------  ------------
                                               53,171,364     21,101,795     8,551,622     14,194,547     6,978,673
                                            -------------  -------------  ------------  -------------  ------------

RECEIVABLES:
  K N Energy, Inc. (Notes 1 and 2)                      -              -             -              -             -
  Interest and dividends                                -              -             -              -        20,955
                                            -------------  -------------  ------------  -------------  ------------
         Total assets                         $53,171,364    $21,101,795    $8,551,622    $14,194,547    $6,999,628
                                            =============  =============  ============  =============  ============

    LIABILITIES AND PLAN EQUITY
    ---------------------------

LIABILITIES                                            $-             $-            $-             $-            $-

PLAN EQUITY                                    53,171,364     21,101,795     8,551,622     14,194,547     6,999,628
                                            -------------  -------------  ------------  -------------  ------------
         Total liabilities and plan equity    $53,171,364    $21,101,795    $8,551,622    $14,194,547    $6,999,628
                                            =============  =============  ============  =============  ============

                                                Putnam        Money
                                            U. S. Government  Market       Loan
                                              Income Trust     Fund        Fund          Other          Total
                                             -------------  ----------  ------------  ------------  ---------------
         ASSETS
         ------
INVESTMENTS, at market value
  (Notes 1 and 2):
    K N Energy, Inc. common stock                       $-          $-            $-             -      $53,171,364
    Voyager Fund                                         -           -             -             -       21,101,795
    Global Growth Fund                                   -           -             -             -        8,551,622
    Fund for Growth and Income                           -           -             -             -       14,194,547
    Income Fund                                          -           -             -             -        6,978,673
    U. S. Government Income Trust               10,222,326           -             -             -       10,222,326
    Money Market Fund                                    -     697,360             -             -          697,360
    Participant loans                                    -           -     1,100,816             -        1,100,816
                                             -------------  ----------  ------------  ------------  ---------------
                                                10,222,326     697,360     1,100,816             -      116,018,503
                                             -------------  ----------  ------------  ------------  ---------------

RECEIVABLES:
  K N Energy, Inc. (Notes 1 and 2)                       -           -             -     5,062,761        5,062,761
  Interest and dividends                            42,745       1,210             -             -           64,910
                                             -------------  ----------  ------------  ------------  ---------------
         Total assets                          $10,265,071    $698,570    $1,100,816    $5,062,761     $121,146,174
                                             =============  ==========  ============  ============  ===============

    LIABILITIES AND PLAN EQUITY
    ---------------------------

LIABILITIES                                             $-          $-            $-            $-               $-

PLAN EQUITY                                     10,265,071     698,570     1,100,816     5,062,761      121,146,174
                                             -------------  ----------  ------------  ------------  ---------------
         Total liabilities and plan equity     $10,265,071    $698,570    $1,100,816    $5,062,761     $121,146,174
                                             =============  ==========  ============  ============  ===============




The accompanying notes to financial statements are an integral part of this schedule.

                                                                      SCHEDULE I
                                                                     Page 2 of 2


                                K N ENERGY, INC.

                        PROFIT SHARING AND SAVINGS PLAN


        ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS

                               DECEMBER 31, 1994




                                                K N                                      The Putnam
                                            Energy, Inc.      Putnam        Putnam        Fund for       Putnam
                                            Common Stock      Voyager        Global      Growth and      Income
          ASSETS                                 Fund          Fund        Growth Fund     Income         Fund
          ------                            -------------  -------------  ------------  -------------  ------------
INVESTMENTS, at market value
  (Notes 1 and 2):
    K N Energy, Inc. common stock             $45,902,256             $-            $-             $-            $-
    Voyager Fund                                        -     15,244,974             -              -             -
    Global Growth Fund                                  -              -     8,478,142              -             -
    Fund for Growth and Income                          -              -             -     11,226,637             -
    Income Fund                                         -              -             -              -     6,866,467
    U. S. Government Income Trust                       -              -             -              -             -
    Participant loans                                   -              -             -              -             -
                                            -------------  -------------  ------------  -------------  ------------
                                               45,902,256     15,244,974     8,478,142     11,226,637     6,866,467
                                            -------------  -------------  ------------  -------------  ------------

CASH                                                    -              -             -              -             -

RECEIVABLES:
  K N Energy, Inc. (Notes 1 and 2)                      -              -             -              -             -
  Interest and dividends                                -              -             -              -        14,194
                                            -------------  -------------  ------------  -------------  ------------
         Total assets                         $45,902,256    $15,244,974    $8,478,142    $11,226,637    $6,880,661
                                            =============  =============  ============  =============  ============

    LIABILITIES AND PLAN EQUITY
    ---------------------------

LIABILITIES                                            $-             $-            $-             $-            $-

PLAN EQUITY                                    45,902,256     15,244,974     8,478,142     11,226,637     6,880,661
                                            -------------  -------------  ------------  -------------  ------------
         Total liabilities and plan equity    $45,902,256    $15,244,974    $8,478,142    $11,226,637    $6,880,661
                                            =============  =============  ============  =============  ============



                                                Putnam        Putnam
                                          U. S. Government     Loan
ASSETS                                       Income Trust      Fund        Other           Total
- ------                                       -------------  ----------  ------------  ---------------
INVESTMENTS, at market value
  (Notes 1 and 2):
    K N Energy, Inc. common stock                       $-          $-            $-      $45,902,256
    Voyager Fund                                         -           -             -       15,244,974
    Global Growth Fund                                   -           -             -        8,478,142
    Fund for Growth and Income                           -           -             -       11,226,637
    Income Fund                                          -           -             -        6,866,467
    U. S. Government Income Trust               10,485,640           -             -       10,485,640
    Participant loans                                    -     526,283             -          526,283
                                             -------------  ----------  ------------  ---------------
                                                10,485,640     526,283             -       98,730,399
                                             -------------  ----------  ------------  ---------------

CASH                                                     -           -        20,954           20,954

RECEIVABLES:
  K N Energy, Inc. (Notes 1 and 2)                       -           -     2,324,070        2,324,070
  Interest and dividends                            46,129           -             -           60,323
                                             -------------  ----------  ------------  ---------------
         Total assets                          $10,531,769    $526,283    $2,345,024     $101,135,746
                                             =============  ==========  ============  ===============

    LIABILITIES AND PLAN EQUITY
    ---------------------------

LIABILITIES                                             $-          $-            $-               $-

PLAN EQUITY                                     10,531,769     526,283     2,345,024      101,135,746
                                             -------------  ----------  ------------  ---------------
         Total liabilities and plan equity     $10,531,769    $526,283    $2,345,024     $101,135,746
                                             =============  ==========  ============  ===============




The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                     Page 1 of 3
                                K N ENERGY, INC.

                        PROFIT SHARING AND SAVINGS PLAN


  ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS

                      FOR THE YEAR ENDED DECEMBER 31, 1995




                                                              K N                                       The Putnam
                                                          Energy, Inc.      Putnam         Putnam        Fund for          Putnam
                                                          Common Stock      Voyager        Global       Growth and         Income
                                                             Fund            Fund        Growth Fund       Income           Fund
                                                        --------------  --------------  ------------  --------------    ------------
CONTRIBUTIONS (Notes 1 and 2):
  Employer                                                          $-              $-            $-              $-              $-
  Employee                                                   1,237,494         857,036       512,214         528,051         227,680
                                                        --------------  --------------  ------------  --------------    ------------
LOAN ACTIVITY, net                                           (251,111)       (105,720)      (56,334)        (54,284)         (8,173)
                                                        --------------  --------------  ------------  --------------    ------------
EARNINGS FROM INVESTMENTS:
  Net appreciation (depreciation) in market value of
    investments (Note 2)                                    10,310,590       4,994,664       690,341       3,059,321         780,531
  Interest                                                           -               -             -               -               -
  Dividends                                                  1,926,733       1,125,040       475,523         956,596         494,376
                                                        --------------  --------------  ------------  --------------    ------------
        Total earnings from investments                     12,237,323       6,119,704     1,165,864       4,015,917       1,274,907
                                                        --------------  --------------  ------------  --------------    ------------
DISTRIBUTIONS:
  Directly to participants                                 (5,725,961)     (2,170,982)     (999,084)     (2,361,029)     (1,333,160)
  To insurance company for provision of benefits,
    net of policy dividends                                    (8,101)         (2,276)       (1,599)         (1,964)         (1,111)
  Administration fees                                          (1,430)         (2,284)         (998)         (1,330)           (711)
                                                        --------------  --------------  ------------  --------------    ------------
        Total distributions                                (5,735,492)     (2,175,542)   (1,001,681)     (2,364,323)     (1,334,982)
                                                        --------------  --------------  ------------  --------------    ------------
TRANSFERS TO (FROM) INVESTMENT PROGRAMS (Note 1)             (240,808)       1,151,536     (570,593)         833,532        (43,148)

TRANSFERS FROM RELATED PLAN                                     21,702           9,807        24,010           9,017           2,683
                                                        --------------  --------------  ------------  --------------    ------------
NET INCREASE (DECREASE) IN PLAN EQUITY DURING THE YEAR       7,269,108       5,856,821        73,480       2,967,910         118,967

PLAN EQUITY, beginning of year                              45,902,256      15,244,974     8,478,142      11,226,637       6,880,661
                                                        --------------  --------------  ------------  --------------    ------------
PLAN EQUITY, end of year                                   $53,171,364     $21,101,795    $8,551,622     $14,194,547      $6,999,628
                                                        ==============  ==============  ============  ==============    ============

                                                              Putnam          Money
                                                          U.S. Government     Market        Loan
                                                           Income Trust       Fund          Fund          Other          Total
                                                          --------------  ------------  ------------  ------------  ---------------
CONTRIBUTIONS (Notes 1 and 2):
  Employer                                                            $-            $-            $-    $5,062,761       $5,062,761
  Employee                                                       348,408         6,560             -             -        3,717,443
                                                          --------------  ------------  ------------  ------------  ---------------
LOAN ACTIVITY, net                                                 7,425           381       584,611     (116,795)                -
                                                          --------------  ------------  ------------  ------------  ---------------
EARNINGS FROM INVESTMENTS:
  Net appreciation (depreciation) in market value of
    investments (Note 2)                                         834,904             -             -             -       20,670,351
  Interest                                                             -             -        63,455             -           63,455
  Dividends                                                      754,126        16,346             -             -        5,748,740
                                                          --------------  ------------  ------------  ------------  ---------------
        Total earnings from investments                        1,589,030        16,346        63,455             -       26,482,546
                                                          --------------  ------------  ------------  ------------  ---------------
DISTRIBUTIONS:
  Directly to participants                                   (2,429,205)     (343,565)      (73,533)             -     (15,436,519)
  To insurance company for provision of benefits,
    net of policy dividends                                      (1,887)         (105)             -             -         (17,043)
  Administration fees                                            (2,637)          (60)             -             -          (9,450)
                                                          --------------  ------------  ------------  ------------  ---------------
        Total distributions                                  (2,433,729)     (343,730)      (73,533)             -     (15,463,012)
                                                          --------------  ------------  ------------  ------------  ---------------
TRANSFERS TO (FROM) INVESTMENT PROGRAMS (Note 1)                 195,492     1,019,013             -   (2,345,024)                -

TRANSFERS FROM RELATED PLAN                                       26,676             -             -       116,795          210,690
                                                          --------------  ------------  ------------  ------------  ---------------
NET INCREASE (DECREASE) IN PLAN EQUITY DURING THE YEAR         (266,698)       698,570       574,533     2,717,737       20,010,428

PLAN EQUITY, beginning of year                                10,531,769             -       526,283     2,345,024      101,135,746
                                                          --------------  ------------  ------------  ------------  ---------------
PLAN EQUITY, end of year                                     $10,265,071      $698,570    $1,100,816    $5,062,761     $121,146,174
                                                          ==============  ============  ============  ============  ===============



The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                     Page 2 of 3




                                K N ENERGY, INC.

                        PROFIT SHARING AND SAVINGS PLAN


  ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS

                      FOR THE YEAR ENDED DECEMBER 31, 1994



                                                 K N                                        The Putnam
                                             Energy, Inc.       Putnam        Putnam          Fund for         Putnam
                                             Common Stock       Voyager        Global        Growth and        Income
                                                 Fund            Fund        Growth Fund       Income           Fund
                                            --------------  --------------  -------------  --------------  -------------
CONTRIBUTIONS (Notes 1 and 2):
   Employer                                             $-              $-             $-              $-             $-
   Employee                                        565,483         387,136        253,273         255,573        119,720
                                            --------------  --------------  -------------  --------------  -------------
EARNINGS FROM INVESTMENTS:
   Net appreciation (depreciation) in
      market value of investments
      (Note 2)                                   2,542,167       (631,016)      (642,110)     (1,026,625)      (211,896)
   Interest                                              -               -              -               -              -
   Dividends                                       961,880         649,170        283,267         549,945        194,606
                                            --------------  --------------   ------------  --------------   ------------
            Total earnings from
               investments                       3,504,047          18,154      (358,843)       (476,680)       (17,290)
                                            --------------  --------------   ------------  --------------   ------------
DISTRIBUTIONS:
   Directly to participants                      (753,357)       (202,677)      (242,624)       (159,392)      (139,658)
   To insurance company for provision
      of benefits, net of policy dividends         (4,004)         (1,151)          (886)         (1,038)          (565)
                                            --------------  --------------   ------------  --------------   ------------
            Total distributions                  (757,361)       (203,828)      (243,510)       (160,430)      (140,223)
                                            --------------  --------------   ------------  --------------   ------------
TRANSFERS TO (FROM) INVESTMENT
   PROGRAMS AND 401(k) PLAN
   (Note 1)                                     42,590,087      15,043,512      8,827,222      11,608,174      6,918,454
                                            --------------  --------------   ------------  --------------   ------------
NET INCREASE (DECREASE) IN PLAN
   EQUITY DURING THE YEAR                       45,902,256      15,244,974      8,478,142      11,226,637      6,880,661

PLAN EQUITY, beginning of year                           -               -              -               -              -
                                            --------------  --------------   ------------  --------------   ------------
PLAN EQUITY, end of year                       $45,902,256     $15,244,974     $8,478,142     $11,226,637     $6,880,661
                                            ==============  ==============  =============  ==============  =============


                                                Putnam
                                            U.S. Government
                                             Income Trust       Fund KN         Fund K5        Fund EQ        Fund BI
                                            --------------  --------------  -------------   -------------  -------------
CONTRIBUTIONS (Notes 1 and 2):
   Employer                                             $-              $-             $-              $-             $-
   Employee                                        138,597               -              -               -              -
                                            --------------  --------------  -------------   -------------  -------------
EARNINGS FROM INVESTMENTS:
   Net appreciation (depreciation) in
      market value of investments
      (Note 2)                                   (331,700)     (4,301,879)      (908,359)       (658,737)      (205,376)
   Interest                                              -               -              -         (1,570)              -
   Dividends                                       328,899         567,107        145,878         204,383              -
                                            --------------  --------------  -------------  --------------  -------------
            Total earnings from
               investments                         (2,801)     (3,734,772)      (762,481)       (455,924)      (205,376)
                                            --------------  --------------  -------------  --------------  -------------
DISTRIBUTIONS:
   Directly to participants                      (480,194)       (559,531)       (70,311)       (161,703)      (286,915)
   To insurance company for provision
      of benefits, net of policy dividends         (1,167)               -              -               -              -
                                            --------------  --------------  -------------  --------------  -------------
            Total distributions                  (481,361)       (559,531)       (70,311)       (161,703)      (286,915)
                                            --------------  --------------  -------------  --------------  -------------
TRANSFERS TO (FROM) INVESTMENT
   PROGRAMS AND 401(k) PLAN
   (Note 1)                                     10,877,334    (25,396,213)    (6,426,580)    (14,356,911)    (6,252,317)
                                            --------------  --------------  -------------  --------------  -------------
NET INCREASE (DECREASE) IN PLAN
   EQUITY DURING THE YEAR                       10,531,769    (29,690,516)    (7,259,372)    (14,974,538)    (6,744,608)

PLAN EQUITY, beginning of year                           -      29,690,516      7,259,372      14,974,538      6,744,608
                                            --------------  --------------  -------------  --------------  -------------
PLAN EQUITY, end of year                       $10,531,769              $-             $-              $-             $-
                                            ==============  ==============  =============  ==============  =============

                                                                 Loan
                                                  Fund GI        Fund         Other          Total
                                               -------------  ----------  -------------  ---------------
CONTRIBUTIONS (Notes 1 and 2):
   Employer                                               $-          $-     $2,324,070       $2,324,070
   Employee                                                -     526,283              -        2,246,065
                                               -------------  ----------  -------------  ---------------
EARNINGS FROM INVESTMENTS:
   Net appreciation (depreciation) in
      market value of investments
      (Note 2)                                     (249,703)           -              -      (6,625,234)
   Interest                                          387,129           -              -          385,559
   Dividends                                               -           -              -        3,885,135
                                              --------------  ----------  -------------  ---------------
            Total earnings from
               investments                           137,426           -              -      (2,354,540)
                                              --------------  ----------  -------------  ---------------
DISTRIBUTIONS:
   Directly to participants                      (1,275,326)           -              -      (4,331,688)
   To insurance company for provision
      of benefits, net of policy dividends                 -           -              -          (8,811)
                                              --------------  ----------  -------------  ---------------
            Total distributions                  (1,275,326)           -              -      (4,340,499)
                                              --------------  ----------  -------------  ---------------
TRANSFERS TO (FROM) INVESTMENT
   PROGRAMS AND 401(k) PLAN
   (Note 1)                                     (21,728,460)           -         20,954       21,725,256
                                              --------------  ----------  -------------  ---------------
NET INCREASE (DECREASE) IN PLAN
   EQUITY DURING THE YEAR                       (22,866,360)     526,283      2,345,024       19,600,352

PLAN EQUITY, beginning of year                    22,866,360           -              -       81,535,394
                                              --------------  ----------  -------------  ---------------
PLAN EQUITY, end of year                                  $-    $526,283     $2,345,024     $101,135,746
                                              ==============  ==========  =============  ===============



The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                     Page 3 of 3





                                K N ENERGY, INC.

                        PROFIT SHARING AND SAVINGS PLAN


  ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS

                      FOR THE YEAR ENDED DECEMBER 31, 1993



                                                                               Fund KN       Fund K5         Fund EQ
                                                                           --------------  ------------  --------------
CONTRIBUTIONS (Notes 1 and 2):
  Employer                                                                       $436,184    $1,181,187        $331,625
                                                                           --------------  ------------  --------------
CASH SURRENDER VALUE OF LIFE INSURANCE (Note 1)                                         -             -               -
                                                                           --------------  ------------  --------------
EARNINGS FROM INVESTMENTS:
  Net appreciation (depreciation) in market value of investments (Note 2)       7,830,802     1,518,668         937,806
  Interest                                                                              -             -           1,041
  Dividends                                                                     1,035,809       215,749         392,430
                                                                           --------------  ------------  --------------
           Total earnings from investments                                      8,866,611     1,734,417       1,331,277
                                                                           --------------  ------------  --------------
DISTRIBUTIONS:
  Directly to participants                                                      (961,242)     (150,374)       (494,582)
  To insurance company for provision of benefits, net of policy dividends               -             -               -
                                                                           --------------  ------------  --------------
           Total distributions                                                  (961,242)     (150,374)       (494,582)
                                                                           --------------  ------------  --------------
TRANSFERS TO (FROM) INVESTMENT PROGRAMS (Note 1)                                 (71,325)      (14,452)         302,585
                                                                           --------------  ------------  --------------
NET INCREASE (DECREASE) IN PLAN EQUITY DURING THE YEAR                          8,270,228     2,750,778       1,470,905

PLAN EQUITY, beginning of year                                                 21,420,288     4,508,594      13,503,633
                                                                           --------------  ------------  --------------
PLAN EQUITY, end of year                                                      $29,690,516    $7,259,372     $14,974,538
                                                                           ==============  ============  ==============

                                                                                Fund BI        Fund GI          Total
                                                                             ------------  --------------  --------------
CONTRIBUTIONS (Notes 1 and 2):
  Employer                                                                       $168,739        $314,865      $2,432,600
                                                                             ------------  --------------  --------------
CASH SURRENDER VALUE OF LIFE INSURANCE (Note 1)                                         -          26,964          26,964
                                                                             ------------  --------------  --------------
EARNINGS FROM INVESTMENTS:
  Net appreciation (depreciation) in market value of investments (Note 2)         250,588       (208,187)      10,329,677
  Interest                                                                        337,067       1,132,832       1,470,940
  Dividends                                                                             -               -       1,643,988
                                                                             ------------  --------------  --------------
           Total earnings from investments                                        587,655         924,645      13,444,605
                                                                             ------------  --------------  --------------
DISTRIBUTIONS:
  Directly to participants                                                      (316,106)     (2,311,683)     (4,233,987)
  To insurance company for provision of benefits, net of policy dividends               -          12,881          12,881
                                                                             ------------  --------------  --------------
           Total distributions                                                  (316,106)     (2,298,802)     (4,221,106)
                                                                             ------------  --------------  --------------
TRANSFERS TO (FROM) INVESTMENT PROGRAMS (Note 1)                                  275,468       (492,276)               -
                                                                             ------------  --------------  --------------
NET INCREASE (DECREASE) IN PLAN EQUITY DURING THE YEAR                            715,756     (1,524,604)      11,683,063

PLAN EQUITY, beginning of year                                                  6,028,852      24,390,964      69,852,331
                                                                             ------------  --------------  --------------
PLAN EQUITY, end of year                                                       $6,744,608     $22,866,360     $81,535,394
                                                                             ============  ==============  ==============



The accompanying notes to financial statements are an integral part of this schedule.

                                                                    SCHEDULE III

                                K N ENERGY, INC.


                        PROFIT SHARING AND SAVINGS PLAN

          ITEM 27aSCHEDULE OF PLAN ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1995



                                                                            Number of
                                                                            Shares or                      Market
Identity of Party Involved   Description of Asset                             Units          Cost*          Value

Putnam Investments       * * K N Energy, Inc. Common Stock                  1,825,626   $ 15,677,538   $ 53,171,364

Putnam Investments           Putnam Voyager Fund                            1,383,725     17,015,802     21,101,795

Putnam Investments           Putnam Global Growth Fund                        856,018      8,431,112      8,551,622

Putnam Investments           The Putnam Fund for Growth and Income            876,748     12,333,755     14,194,547

Putnam Investments           Putnam Income Fund                               965,239      6,462,876      6,978,673

Putnam Investments           Putnam U.S. Government Income Trust              775,006      9,734,774     10,222,326

Putnam Investments           Putnam Money Market                              697,360        697,360        697,360

Participant Loans            Interest rates ranging from 7.75% to 9.0%                           N/A      1,100,816
                                                                                        ------------   ------------
                                                                                        $ 70,353,217   $116,018,503
                                                                                        ============   ============

*    Determined using original historical cost
* *  Related party

                      The accompanying notes to financial
               statements are an integral part of this schedule.

                                                                     SCHEDULE IV


                                K N ENERGY, INC.


                        PROFIT SHARING AND SAVINGS PLAN

                  ITEM 27dSCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995





                                                      Number of
                                                    Transactions
    Identity of       Description of             ------------------   **Purchase      **Sales           Cost        Gain
  Party Involved       Transaction               Purchases    Sales       Price         Price           Basis      (Loss)
  --------------       -----------               ---------    -----   ----------     -----------     ----------  ----------
Putnam Investments: Putnam Fund For                 181         --     $2,737,903     $       --     $2,737,903  $       --
                      Growth and Income              --        365             --      2,829,355      2,642,588     186,767


                    Putnam Voyager Fund             189         --      3,661,658             --      3,661,658          --
                                                     --        411             --      2,799,560      2,518,239     281,321

                  * K N Energy, Inc.                146         --      5,191,562             --      5,191,562          --
                      Common Stock                   --        376             --      8,234,858      5,935,785   2,299,073


*    Related Party

** The current value of the assets on the transaction date is equal to the purchase/sales price on that date.



  The accompanying notes to financial statements are an integral part of this statement.

                                       21